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                             February 16, 2023

       Jay Sugarman
       Chairman and Chief Executive Officer
       Star Holdings
       1114 Avenue of the Americas, 39th Floor
       New York, New York 10036

                                                        Re: Star Holdings
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed February 3,
2023
                                                            File No. 001-41572

       Dear Jay Sugarman:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

       Amended Registration Statement on Form 10

       Background, page 37

   1. Please provide expanded disclosure to address the last sentence of prior comment
                                                        3. Include disclosures
related to how the material terms of the spin-off were determined, including, but not
limited to the terms of the management agreement, and the Secured
                                                        Term Loan Facility.
       Unaudited Pro Forma Combined and Consolidated Financial Statements, page
51

   2. We note your response to prior comment 7 that Star Holdings' investment in the Safe subsidiary will
represent approximately 31.2% of the value of Star Holdings' assets on an unconsolidated basis.
Please provide an expanded Investment Company Act analysis
                                                        which reconciles the
value of your assets with the Star Holdings Unaudited Pro Forma
 Jay Sugarman
Star Holdings
February 16, 2023
Page 2
      Combined and Consolidated Balance Sheet as of September 30, 2022. Also, please ensure your Investment Company Act analysis addresses any other debt and equity securities which should be included in determining whether you will hold investment securities having a value exceeding 40% of the value of total assets, and not merely your holdings in
      Safe.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameJay Sugarman
                                                          Division of
Corporation Finance
Comapany NameStar Holdings
                                                          Office of Real Estate
& Construction
February 16, 2023 Page 2
cc:       Kathleen L. Werner, Esq.
FirstName LastName